THE TARGET PORTFOLIO TRUST
Target Intermediate-Term Bond Portfolio

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 22nd day of January, 2015, between The Target Portfolio Trust (the Trust), on behalf of its series, Target Intermediate-Term Bond Portfolio (the Fund)1, and Prudential Investments LLC (the Manager).

WHEREAS the Trust and the Manager have mutually agreed to revise Paragraph 8 of the Management Agreement, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Paragraph 8 is hereby revised by deleted the existing management fee rate applicable to the Fund, and inserting the following new management fee rate schedule for the Fund:

0.35% of average daily net assets.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE TARGET PORTFOLIO TRUST

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Stuart S. Parker
Stuart S. Parker, President

 1 On or about February 17, 2015, the Fund is expected to change its name to Prudential Core Bond Fund.